82-3116

GREAT QUEST
METALS LTD.

RECEIVED
2004 AUG 26 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036523

August 16, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on August 16, 2004. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
AUG 27 2004
J FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 8/26

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

August 16, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Reports Significant Gold Results Along Djambaye 1 Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is very pleased to report results of recent sampling along the Djambaye 1 dyke, which is located approximately 550 m east of the Djambaye 2 dyke where a 2,342 m long zone of gold mineralization has recently been discovered. The sampling from around old pits on the Djambaye 1 dyke was completed 1,200 to 2,175 m south of the most southerly sample along the Djambaye 2 zone. A total of 9 samples were taken from the material around old pits along the Djambaye 1 dyke.

In the table below, the first sample is the most southerly sample along the Djambaye 1 dyke, and the number under "Metres" represents the distance in metres north of this sample. All of these samples were taken from the reject material around old pits. It is not known how far this zone goes to the north or south.

Pit	Metres	Grams per tonne gold	Description
Orpailleur pit	-	1.17	Diorite with Quartz Veins
Orpailleur pit	107	0.61	Diorite with Quartz Veins
Large pit	211	0.62	Quartz Vein
Large pit	328	2.30	Diorite
Orpailleur pit	350	0.61	Diorite
Drill Hole KN-2	476	See below	
Orpailleur pit	635	0.77	Diorite
Teacher's Place	667	See below	
Orpailleur pit	756	41.51	Diorite with Quartz Vein
Orpailleur pit	764	2.78	Quartz Vein
Orpailleur pit	975	6.23	Saprolite with Quartz Vein

DH KN-2 intersected the Djambaye 1 dyke in 2003 with 29.8 m of 0.66 g/t gold. If it can be assumed that this dyke is vertical, the true width of the intersection is around 15 m. The Teacher's Place was the target of DH KN-1. Unfortunately this drill hole was spotted too far to the southeast and did not test the area under the Teacher's Place.

The Company recently completed a program of pitting and sampling on the Winza concession in southwestern Mali. Results were insignificant.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President